This document is important and requires your immediate attention.  If you are in any doubt as to how to deal with it, you should consult with the Information Agent for the Offer or with your investment dealer, stockbroker, accountant, lawyer or other professional advisor.

September 21, 2009

NOTICE OF EXTENSION

of the

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding Common Shares

(together with associated rights issued under the shareholder rights plan) of

CANADIAN HYDRO DEVELOPERS, INC.

at a price of

Cdn.$4.55 for each Common Share

by

1478860 ALBERTA LTD.

a wholly-owned subsidiary of

TRANSALTA CORPORATION

1478860 Alberta Ltd. (the "Offeror"), a wholly-owned subsidiary of TransAlta Corporation ("TransAlta"), hereby gives notice that it is amending its offer dated July 22, 2009 (the "Original Offer"), as amended by a notice of extension dated August 27, 2009 and a notice of extension dated September 9, 2009 (collectively, the "Notices"), to purchase, at a purchase price of Cdn.$4.55 in cash per share, all of the issued and outstanding common shares in the capital of Canadian Hydro Developers, Inc. ("Canadian Hydro"), together with the associated rights (the "SRP Rights" and, together with the common shares in the capital of Canadian Hydro, the "Common Shares") issued and outstanding under the shareholder rights plan agreement of Canadian Hydro, and including any Common Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Canadian Hydro (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, in order to extend the expiry time for the Offer from 6:00 p.m. (Calgary time) on September 22, 2009 to 6:00 p.m. (Calgary time) on October 2, 2009.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (CALGARY TIME) ON OCTOBER 2, 2009 (THE "EXPIRY TIME"), UNLESS WITHDRAWN OR EXTENDED.

This notice of extension (this "Notice of Extension") should be read in conjunction with the Original Offer and the accompanying take-over bid circular (the "Circular") dated July 22, 2009 (which together constitute the "Offer and Circular"), the related Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer and Circular and the Notices.  Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, each as amended by the Notices, continue to be applicable in all respects.  Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular.  Unless the context requires otherwise, reference in this document to the "Offer" means the Original Offer, as amended or supplemented by the Notices and this Notice of Extension.

Shareholders who have validly deposited and not properly withdrawn their Common Shares need take no further action to accept the Offer.  Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on green paper) that accompanied the Offer and Circular or a manually executed facsimile thereof and deposit it, together with the certificate(s) representing their Common Shares and all other documents required by the Letter of Transmittal, at the office of CIBC Mellon Trust Company (the "Depositary") shown on the Letter of Transmittal and on the back cover of this document prior to the Expiry Time and all in accordance with the transmittal instructions in the Letter of Transmittal.  The Offer may also be validly accepted by following the procedures for book-entry transfer set forth in Section 3 of the Offer, "Manner of Acceptance – Book-Entry Transfer".

Alternatively, a Shareholder wishing to deposit Common Shares and whose certificate(s) for such Common Shares are not immediately available or whose certificate(s) for such Common Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, or who cannot comply with the procedures for delivery by book-entry transfer on a timely basis, may deposit such Common Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer, "Time for Acceptance" and "Manner of Acceptance", using the Notice of Guaranteed Delivery (printed on yellow paper) that accompanied the Offer and Circular or a manually executed facsimile thereof.

Questions and requests for assistance may be directed to the Depositary, Georgeson Shareholder Communications Canada Inc., who has been engaged by the Offeror to act as the information agent (the "Information Agent") for the Offer, or RBC Dominion Securities Inc. and Goldman Sachs Canada Inc. (the "Dealer Managers") who have been engaged by the Offeror to act as the dealer managers for the Offer in Canada.  Additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary, Information Agent or the Dealer Managers at their respective offices and telephone numbers shown below.  Additionally, copies of this document and related materials may also be found under Canadian Hydro's profile at www.sedar.com.

Persons whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Common Shares to the Offer.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR OR THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

100 University Avenue, 11th Floor

Toronto, Ontario, Canada  M5J 2Y1

North American Toll Free Number: 1-866-783-6752

Bank, Brokers and collect calls: 1-212-806-6859

The Depositary for the Offer is:

CIBC Mellon Trust Company

199 Bay Street, Commerce Court West, Securities Level

Toronto, Ontario, Canada  M5L 1G9

Toll Free (North America): 1-800-387-0825

Overseas: (416) 643-5500

Email: inquiries@cibcmellon.com

The Dealer Managers for the Offer are:

RBC Dominion Securities Inc.	Goldman Sachs Canada Inc.
200 Bay Street, 4th Floor	1310, 311 – 6th Avenue S.W.
Royal Bank Plaza, South Tower	Calgary, Alberta T2P 3H2
Toronto, Ontario M5J 2W7	Telephone: (403) 269-1333
Telephone: (416) 842-5596

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Offer is being made for the securities of a Canadian company.  The Offer is subject to Canadian disclosure requirements which are different from those of the United States.

The enforcement by Shareholders of civil liabilities under United States federal or state securities laws may be adversely affected by the fact that: (a) the Offeror is a corporation governed under the laws of the Province of Alberta; (b) TransAlta is a corporation governed under the federal laws of Canada; (c) some or all of the Offeror's, TransAlta's or Canadian Hydro's respective officers and directors are residents of jurisdictions outside of the United States; (d) the Dealer Managers may reside in a jurisdiction outside of the United States; and (e) all or a substantial portion of the assets of the Offeror, TransAlta and Canadian Hydro and of the above–mentioned Persons may be located in jurisdictions outside of the United States.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described in the Circular may have tax consequences both in the United States and in Canada.  Such consequences may not be fully described in the Circular and such holders are urged to consult their tax advisors. See Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 17 of the Circular, "Certain United States Federal Income Tax Considerations".

Shareholders should be aware that the Offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, subject to applicable Canadian securities laws and any other applicable securities laws.

NOTICE TO HOLDERS OF CANADIAN HYDRO OPTIONS AND OTHER SECURITIES

The Offer is being made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must fully exercise, exchange or convert the options, rights or other securities, to the extent permitted by the terms of such securities and applicable law in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of Canadian Hydro Options does not fully exercise its Canadian Hydro Options and deposit the resulting Common Shares under the Offer prior to the Expiry Time, such Canadian Hydro Options will remain outstanding, shall expire or be terminated, as the case may be, following the Expiry Time in accordance with their terms and conditions. See Section 8 of the Circular, "Acquisition of Common Shares Not Deposited".

The tax consequences to holders of outstanding Canadian Hydro Options of exercising or not exercising their Canadian Hydro Options are not described in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations", or in Section 17 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of such Canadian Hydro Options should consult their advisors for advice with respect to potential income tax or other consequences to them in connection with the decision to exercise or not exercise their Canadian Hydro Options.

CURRENCY AND EXCHANGE RATES

All dollar references in this Notice of Extension and in the Offer and the Circular are in Canadian dollars, unless otherwise indicated. On September 18, 2009, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was $1.00 = US$0.9325.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained herein and in the Offer and Circular, including statements made under Section 1 of the Circular, "The Offeror and TransAlta", Section 5 of the Circular, "Purpose of the Offer and Plans for Canadian Hydro", Section 8 of the Circular, "Acquisition of Common Shares Not Deposited", and Section 12 of the Circular, "Source of Funds", in addition to certain statements contained elsewhere in the Offer and Circular, are

v

"forward-looking statements" and are prospective. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "targets", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements are based on estimates and assumptions made by the Offeror and TransAlta in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors that the Offeror and TransAlta believe are appropriate in the circumstances, including their expectations of the timing, and the terms and benefits of the proposed acquisition. Many factors could cause the actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, general business and economic conditions; the failure to meet certain conditions of the Offer; the ability to integrate the operations of Canadian Hydro; the timing and receipt of governmental approvals necessary to complete the Offer; the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable; and legislative and/or regulatory changes. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements contained in the Offer and Circular and herein. The Offeror and TransAlta disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or other circumstances, except to the extent expressly required by applicable law.

While the Offer is being made to all Shareholders on the books of Canadian Hydro, the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, together with the Notices and this document, do not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE OF EXTENSION

TO:

THE SHAREHOLDERS OF CANADIAN HYDRO DEVELOPERS, INC.

This Notice of Extension amends and supplements the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as amended by the Notices, pursuant to which the Offeror is offering to purchase all of the Common Shares on the terms and subject to the conditions set forth in the Offer.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery (the provisions of which are incorporated by reference herein), each as amended by the Notices, continue to be applicable in all respects, and this Notice of Extension should be read in conjunction therewith.

1.

Extension of the Offer

By notice to the Depositary given on September 21, 2009 and a news release issued by the Offeror, the Offeror has extended the expiry time of the Offer to 6:00 p.m. (Calgary time) on October 2, 2009, unless withdrawn or further extended.  Accordingly, the definition of "Expiry Time" in the "Glossary" section of the Offer and Circular is deleted in its entirety and replaced with the following definition:

"Expiry Time" means 6:00 p.m. (Calgary time) on October 2, 2009, unless the Offer is withdrawn or is extended pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer or Circular", in which case the Expiry Time shall mean the latest date and time on which the Offer as so extended expires;

In addition, all references to September 22, 2009, in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (to the extent they refer to the Expiry Time and, in each case, after taking into account any amendments to such documents pursuant to the Notices) are amended to refer to October 2, 2009.

2.

Recent Developments

On September 9, 2009, the Alberta Securities Commission (the "ASC"), with the consent of the Offeror and Canadian Hydro, issued an order that effective 12:00 noon (Calgary time) on September 21, 2009, trading cease in respect of any securities issued or to be issued in connection with the Shareholder Rights Plan of Canadian Hydro in respect of the Offer as the same may be extended, amended or varied from time to time.

As the Offer expires after the time referred to in the ASC's order, the Shareholder Rights Plan of Canadian Hydro will not be appliable to the Offer.

3.

Time of Acceptance

The Offer is open for acceptance until 6:00 p.m. (Calgary time) on October 2, 2009, unless withdrawn or further extended. See Section 2 of the Offer, "Time for Acceptance".

4.

Manner of Acceptance

Common Shares may be deposited to the Offer in accordance with the provisions set forth in Section 3 of the Offer, "Manner of Acceptance".

5.

Take Up and Payment for Deposited Common Shares

If all the terms and conditions referred to in Section 4 of the Offer, "Conditions of the Offer", have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for all of the Common Shares validly deposited under the Offer, and not properly withdrawn pursuant to Section 7 of the Offer, "Right to Withdraw Deposited Common Shares", not later than 10 days after the Expiry Time. The Offeror shall pay for Common Shares that it has taken up as soon as possible, and in any event not later than the earlier of three business days after the Common Shares are taken up and 10 days after the Expiry Time. Any Common Shares deposited pursuant to the Offer after the first date on which the Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than 10 days after such deposit.

Shareholders are referred to Section 6 of the Offer, "Take up and Payment for Deposited Common Shares", for further details as to the take up of and payment for deposited Common Shares under the Offer.

2

6.

Right to Withdraw Deposited Common Shares

Except as otherwise stated in Section 7 of the Offer, "Right to Withdraw Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)

at any time before the Common Shares have been taken up by the Offeror;

(b)

at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs prior to the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares and an extension of the time for deposit to not later than 10 days after the date of notice of variation or a variation in the terms of the Offer consisting solely of a waiver of one or more of the conditions of the Offer);

is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order or orders as may be granted by the Courts or applicable Securities Regulatory Authorities; or

(c)

if the Common Shares have not been paid for by the Offeror within three business days after having been taken up.

Shareholders are referred to Section 7 of the Offer, "Right to Withdraw Deposited Common Shares", for further details as to the withdrawal of deposited Common Shares under the Offer.

7.

Consequential Amendments to the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery

Consequential amendments in accordance with this Notice of Extension are deemed to be made where required to the Original Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as amended by the Notices. Without limiting the generality of the foregoing, such amendments include the amendment to the Letter of Transmittal and Notice of Guaranteed Delivery to refer to 6:00 p.m. (Calgary time) on October 2, 2009 as the Expiry Time. Except as varied hereby or by the Notices, all terms of the Original Offer remain in effect, unamended.

8.

Statement of Rights

Securities legislation in the provinces and territories of Canada provides security holders of Canadian Hydro with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.

Approval of Notice of Extension

The contents of this Notice of Extension have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of each of the Offeror and TransAlta.

3

APPROVAL AND CERTIFICATE OF 1478860 ALBERTA LTD.

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED:  September 21, 2009

(Signed) Dawn L. Farrell	(Signed) Brian Burden
President	Chief Financial Officer

On behalf of the Board of Directors

(Signed) Dawn L. Farrell	(Signed) Kenneth S. Stickland
Director	Director

4

APPROVAL AND CERTIFICATE OF TRANSALTA CORPORATION

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED:  September 21, 2009

(Signed) Stephen G. Snyder	(Signed) Brian Burden
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) William D. Anderson	(Signed) Donna Soble Kaufman
Director	Director

The Depositary for the Offer is:

CIBC Mellon Trust Company

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West, Securities Level
Toronto, Ontario	Toronto, Ontario
M5C 2K4	M5L 1G9
Attention: Corporate Restructures	Attention: Corporate Restructures

Toll Free (North America): 1-800-387-0825

Overseas: (416) 643-5500

Email: inquiries@cibcmellon.com

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

100 University Avenue, 11th Floor

Toronto, Ontario, Canada

M5J 2Y1

North American Toll Free Number: 1-866-783-6752

Bank, Brokers and collect calls: 1-212-806-6859

The Dealer Managers for the Offer are:

RBC Dominion Securities Inc.	Goldman Sachs Canada Inc.
200 Bay Street, 4th Floor	1310, 311 – 6th Avenue S.W.
Royal Bank Plaza, South Tower	Calgary, Alberta T2P 3H2
Toronto, Ontario M5J 2W7	Telephone: (403) 269-1333
Telephone: (416) 842-5596

Any questions and requests for assistance may be directed by Shareholders to the Depositary, the Information Agent or the Dealer Managers at their respective telephone numbers and locations set forth above.